NO ACT

DC
PE
1-23-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08024898

Received SEC

FEB 19 2008

Washington, DC 20549

February 19, 2008

Ori Solomon
Proskauer Rose LLP
1585 Broadway
New York, NY 10036-8299

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	2-19-2008

Re: Take-Two Interactive Software, Inc.
Incoming letter dated January 23, 2008

Dear Mr. Solomon:

This is in response to your letter dated January 23, 2008 concerning the shareholder proposal submitted to Take-Two Interactive Software by the Sisters of St. Joseph of Nazareth, Michigan. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 20 2008
THOMSON
FINANCIAL

Enclosures

cc: Patricia Warbritton, C.S.J.
Congregation of St. Joseph
Congregational Center
3430 Rocky River Drive
Cleveland, OH 44111

PROSKAUER ROSE LLP

1585 Broadway
New York, NY 10036-8299
Telephone 212.969.3000
Fax 212.969.2900

BOCA RATON
BOSTON
LONDON
LOS ANGELES
NEW ORLEANS
NEWARK
PARIS
SÃO PAULO
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Ori Solomon
Member of the Firm

Direct Dial 212.969.3624
osolomon@proskauer.com

January 23, 2008

By Overnight Courier

Office of Chief Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Take-Two Interactive Software, Inc. Rule 14a-8(j) Stockholder Proposal Exclusion Notice

Ladies and Gentlemen:

Take-Two Interactive Software, Inc., a Delaware corporation (the "Company"), is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), as notice of its intention to exclude from its proxy materials for the Company's 2008 annual meeting of stockholders a proposal, contained in a December 17, 2007 letter from Sisters of St. Joseph of Nazareth, Michigan (the "Proposal").

The Company intends to exclude the Proposal from its proxy materials, because it was untimely received. The Company received the Proposal, which is dated December 17, 2007, on December 21, 2007, almost two months after the lapse of the deadline for submission set forth in the Company's prior year's proxy statement as properly determined per Rule 14a-8(e)(2) of the Act. The Company requests that the Staff of the Division of Corporation Finance not recommend any enforcement action to the Securities and Exchange Commission if the Proposal is omitted from its 2008 proxy materials.

Rule 14a-8(f) provides that a company that desires to exclude a stockholder proposal which does not satisfy the procedural or eligibility requirements must give the stockholder notice of the procedural or eligibility deficiencies within 14 calendar days of receipt of the stockholder proposal. However, Rule 14a-8(f) also provides that if the deficiency is one that cannot be remedied, such as a stockholder proposal that is deficient because the stockholder did not submit the proposal in time to meet the company's properly determined deadline, the company need not provide the stockholder notice of the deficiency. Therefore, the Company has not provided the Sisters of St. Joseph of Nazareth, Michigan notice of this procedural deficiency.

In accordance with Rule 14a-8(j), enclosed are six copies of (i) this letter and (ii) the Proposal. A copy of this submission is being sent simultaneously to Sisters of St. Joseph of Nazareth, Michigan via first class mail as notice of the Company's intent to exclude the Proposal from the Company's proxy materials for the Company's 2008 meeting.

We request waiver of the requirement that this submission be made not later than 80 days before the Company files its definitive proxy materials, which the Company currently intends to do on or before February 28, 2008, because the Company received the Proposal less than 80 days prior to the anticipated date of filing.

The Company also respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2008 proxy materials. If you have any questions, or if the Staff is unable to concur with the Company's conclusions without additional information or discussions, the Company requests the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please do not hesitate to contact the undersigned, Ori Solomon, at (212) 969-3624.

Please acknowledge receipt of this letter and its attachments by stamping the enclosed copy of the first page of this letter and returning it in the self-addressed stamped envelope provided for your convenience.

Very truly yours,

Ori Solomon

Enclosures

cc: Sisters of St. Joseph of Nazareth, Michigan

Congregation of St. Joseph

Congregational Center ☆ 3430 Rocky River Drive ☆ Cleveland, OH 44111 ☆ 216-252-0440

Cleveland ☆ LaGrange Park ☆ Medaille ☆ Nazareth ☆ Tipton ☆ Wheeling ☆ Wichita

December 17, 2007

Ben Feder, CEO
Take-Two Interactive Software, Inc.
622 Broadway, 6th Floor
New York, NY 10012

Dear Mr. Feder,

The Sisters of St. Joseph of Nazareth, MI are very concerned about violence in our society. Some of that is in the form of war, some in the degradation of the environment, and some in the form of violent video games which are available to the youth of our society. Thus we are concerned about the social responsibility of the companies in which we invest, and specifically, Take-Two Interactive Software, Inc.

We are owners of 300 shares of common stock in the company. Proof of ownership of shares of common stock will follow and it is our intent to maintain ownership of these shares though the date of the annual meeting.

Through this letter we are now notifying the company of our filing of the enclosed resolution. We present it for inclusion in the proxy statement for a vote at the next shareholder meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

If for any reason you should desire to oppose the adoption of this proposal by the shareholders, please include in the corporation's proxy material our indicated support of the proposal, as required by the aforesaid Rules and Regulations.

Though the filing date was Oct. 31, 2007, we still request that this resolution be included in the proxy book.

Sincerely,

Patricia Warbritton CSJ

Patricia Warbritton, C.S.J.

2 enclosures

3427 Gull Road P.O. Box 34 Nazareth, Michigan 49074-0034 269-381-6290
pwarbritton@csjoseph.org

TAKE TWO INTERACTIVE RESOLUTION ASKING TO INCORPORATE SOCIAL CRITERIA IN EXECUTIVE COMPENSATION

WHEREAS:

The size of executive compensation, often deemed excessive, has become a major public as well as corporate issue. We believe that boards, in setting executive compensation, should consider social responsibility and environmental performance, as well as the financial performance, of the company under the direction of the CEO.

WE BELIEVE THAT:

*All too often top executives have received considerable increases in compensation packages even when the company's financial performance or social responsibility performance has been mediocre or poor.

*The relationship between compensation and the social responsibility and environmental performance of a company's decisions is an important question. For instance, should the pay of top officers be reduced if the company is found guilty of systematic sexual harassment or race discrimination or poor environmental performance, especially if the result is costly fines or expensive, protracted litigation? Should responsible officers pay be on a business-as-usual scale in a year of a major environmental accident?

*Questions of this type deserve the careful scrutiny of our board and its Compensation Committee. Many companies are now using social responsibility criteria in setting executive compensation. For example, more than 25% of Fortune 100 companies report that they integrate workplace diversity or environmental criteria in setting their compensation packages and several (including ChevronTexaco, Coca-Cola and Proctor & Gamble) report that they use both of these criteria. Over 70% use at least one social responsibility criteria.

*When compensation is tied to social responsibility that better social responsibility performance will inevitably follow.

RESOLVED that the shareholders request the Board's Compensation Committee, when setting executive compensation, to include social responsibility and environmental (as well as financial) criteria among the goals that executives must meet.

SUPPORTING STATEMENT

We believe that it is especially appropriate, given our company's history, to adopt social responsibility criteria for executive compensation because:

Shareholders are concerned about the Security Exchange Commission's civil suit of the company's former chairman and two former executives for questionable accounting practices of recording revenue from the sale of video games. The Entertainment Software Rating Board (ESRB) investigated the company for violating the industry rule requiring "full disclosure of pertinent content" and sexually explicit material found on all three platform versions of Grand Theft Auto: San Andreas (i.e., PC CD-ROM, Xbox and PS2). This resulted in the ESRB's unprecedented move of rescinding the game's assigned rating and a product recall to retailers selling the game resulting in loss revenue. The ESRB executive director, Patricia Vance, stated this Company's Take Two Interactive Grand Theft Auto game undermined the credibility of the ESRB and the video game industry's rating system.

Most recently Manhunt 2 has come under scrutiny by the ESRB. Shareholders believes that a company's governance structure should be based on ethical values, including exclusivity, integrity, honesty, justice, transparency and responsiveness to shareholders and stakeholders.

Vanguard®

P.O. Box 1170
Valley Forge, PA 19482-1170

www.vanguard.com

December 5, 2007

SISTERS OF ST JOSEPH OF NAZARETH
PAT WARBRITTON
PO BOX 13
3427 GULL RD
NAZARETH, MI 49074-9800

RE: Transaction History

Dear Mr. Warbritton:

Thank you for contacting Vanguard Brokerage Services® (VBS®).

This letter is to confirm in writing the transaction history for VBS Account 43V104055 for the 300 shares of TAKE TWO INTERACTIVESOFTWARE INC CDT COM (TTWO):

8/18/2004	Buy	200 shares
4/15/2005	Stock Split	100 shares

If you have any questions, please call VBS® Client Services at 1-800-992-8327. One of our associates will be pleased to assist you.

Sincerely,

VBS Client Services®

ARC/RKD

10239103

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 19, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Take-Two Interactive Software, Inc.
Incoming letter dated January 23, 2008

The proposal relates to social criteria and compensation.

There appears to be some basis for your view that Take-Two Interactive Software may exclude the proposal under rule 14a-8(e)(2) because Take-Two Interactive Software received it after the deadline for submitting proposals. We note in particular your representation that Take-Two Interactive Software did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Take-Two Interactive Software omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Take-Two Interactive Software did not file its statement of objections to including the proposal in its proxy materials at least 80 days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Take-Two Interactive Software's request that the 80-day requirement be waived.

Sincerely,

William A. Hines
Special Counsel

END